CM

06004605

19
3/16

RECD S.E.C.
FEB 27 2006
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2400
(No. and Street)

Atlanta (City) GA (State) 30308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Kolesar 404-724-3389

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AB
5/3/05

OATH OR AFFIRMATION

I, Albert Kolesar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Capital Markets, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL W GARRETT
Notary Public
Cobb County
State of Georgia
My Commission Expires Feb 6, 2009

Albert Kolesar
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2005

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows present fairly, in all material respects, the financial position of SunTrust Capital Markets, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
As of December 31, 2005
($ in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	301
Cash and securities segregated under Federal and other regulations		10,009
Receivables from brokers and dealers		26,140
Customer receivables		56,640
Securities purchased under agreements to resell		3,885,498
Securities owned:		
U.S. government and agency obligations		319,957
State and municipal obligations		337,179
Corporate debt and equities		483,281
Commercial paper		5,192
Other		818
Total securities owned (including encumbered securities of $215,824)		1,146,427
Receivable for unsettled securities transactions, net		148,151
Accrued interest and other income receivable		14,895
Secured demand note receivable from Parent		160,000
Due from related parties		604
Other intangible assets		2,881
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $37,869		13,372
Goodwill		123,378
Other assets		58,054
Total Assets	$	5,646,350
Liabilities		
Securities sold but not yet purchased	$	277,831
Securities sold under agreements to repurchase		3,809,941
Accrued compensation and benefits		51,797
Accrued interest payable and other liabilities		9,220
Due to related parties		1,583
Lines of credit payable to related parties		937,130
Income taxes payable to Parent		25,779
Payables to brokers and dealers		19,065
Customer payables		21,434
Total liabilities		5,153,780
Commitments and contingencies (Note 7)		
Subordinated demand note payable to Parent		160,000
Shareholder's Equity		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		301,857
Retained earnings		30,613
Total shareholder's equity		332,570
Total Liabilities and Shareholder's Equity	$	5,646,350

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2005
($ in thousands)

Revenues:		
Corporate finance fees	$	148,630
Interest		185,697
Commissions		44,201
Underwriting fees		47,879
Trading gains, net of losses		56,168
Management and investment advisory fees		11,120
Other		4,460
Total revenues		498,155
Expenses:		
Compensation and benefits		169,313
Interest		178,017
Fees paid to related parties		44,027
Outside processing and software		22,517
Occupancy and equipment		11,906
Other		30,720
Total expenses		456,500
Income before income taxes		41,655
Provision for income taxes		16,038
Net Income	$	25,617

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2005
($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 100	$ 299,870	$ 22,153	$ 322,123
Net Income	-	-	25,617	25,617
Dividend to Parent	-	-	(17,157)	(17,157)
Tax Benefit from Exercise of Stock Options	-	1,987	-	1,987
Balance, December 31, 2005	$ 100	$ 301,857	$ 30,613	$ 332,570

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005
($ in thousands)

Subordinated Demand Note Payable to Parent, Beginning of Year	$	160,000
Repayment of subordinated demand note		-
Issuance of subordinated demand note		-
Subordinated Demand Note Payable to Parent, End of Year	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2005
($ in thousands)

Cash flows from operating activities:	
Net income	$ 25,617
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	7,506
Deferred tax benefit	8,455
(Increase) decrease in operating assets:	
Cash and securities segregated under Federal and other regulations	1,495
Securities purchased under agreements to resell	660,870
Securities owned	(439,890)
Receivables:	
Brokers and dealers	10,002
Customers	(49,436)
Unsettled securities transactions, net	(12,446)
Accrued interest and other income receivable	(5,504)
Due from related parties	(444)
Other assets	(20,531)
Increase (decrease) in operating liabilities:	
Securities sold but not yet purchased	64,033
Securities sold under agreements to repurchase	(671,802)
Accrued compensation and benefits	(9,747)
Accrued interest payable and other liabilities	(1,604)
Due to related parties	(5,203)
Income taxes payable	14,415
Tax benefit from exercise of stock options	(1,987)
Payables to brokers and dealers	(15,696)
Customer payables	20,718
Net cash used in operating activities	(421,179)
Cash flows from investing activities:	
Transfer of other intangible assets	593
Capital expenditures	(4,300)
Net cash used in investing activities	(3,707)
Cash flows from financing activities:	
Borrowings from related parties under lines of credit, net	424,517
Net cash from financing activities	424,517
Net change in cash and cash equivalents	(369)
Cash and cash equivalents, beginning of year	670
Cash and cash equivalents, end of year	$ 301
Supplemental cash flow information:	
Cash paid for:	
Interest	$ 175,705
Income taxes to Parent	$ 28,541
Supplemental disclosure of non-cash activities:	
Non-cash dividend to Parent	$ (17,157)
Receivables from brokers and dealers	$ (2,123)
Accrued interest and other income receivable	(31)
Furniture, equipment, and leasehold improvements	(1,552)
Other assets	(14,211)
Total Assets	$ (17,917)
Accrued compensation and benefits	$ (700)
Accrued interest payable and other liabilities	(60)
Total Liabilities	$ (760)

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

SunTrust Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of SunTrust Banks, Inc. (the "Parent"). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers.

On October 1, 2004, the Parent acquired National Commerce Financial Corporation ("NCF") and its subsidiaries. On February 21, 2005, NBC Capital Markets Group, Inc. ("NBCCMG"), a subsidiary of NCF, was merged into the Company, contributing all of its assets, liabilities and equity. This transaction was recorded by the Company under the provisions of SFAS No. 141, "Business Combinations," regarding transfers of assets between entities under common control. The Company has accounted for the receipt of net assets in NBCCMG on an "as if" pooling basis, in which the assets and liabilities transferred have been recognized at their carrying amounts as if the transfer had occurred October 1, 2004. At December 31, 2005, goodwill totaling $34.9 million associated with the NBCCMG transfer was included in the accompanying statement of financial condition. There was no gain or loss associated with this transaction. The statement of income includes the combined results of NBCCMG and the Company for the period presented.

Effective July 1, 2005, the Company's Alexander Key division was transferred to the Parent. The transfer to the Parent of $17.2 million was treated by the Company as a non-cash dividend representing Alexander Key's total assets conveyed, net of liabilities. The statement of operations includes results of Alexander Key for the period January 1, 2005 through June 30, 2005.

The Company self clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third party clearing broker.

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade at December 31, 2005, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, which the last quoted asked price is used. The resulting difference between cost and market is included in income.

Corporate Finance, Underwriting, and Management and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management and investment advisory fees are recognized as earned on a pro-rata basis over the term of the

contract. Corporate finance and underwriting fees are presented net of transaction-related expenses.

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers. The revenues are recognized on the trade date, which is when substantially all the efforts in generating the commissions have been completed.

Expenditures related to soft dollar commission revenue generation are accounted for on a customer-by-customer basis. These expenses represent a deferred asset when third-party research expenses are paid by the Company for customers before the compensating commission revenues are received. They are recorded as an accrued liability when commission revenues are received from customers before the third-party research is provided. At December 31, 2005, there were approximately $1.0 million and $2.6 million included in other assets and other liabilities for these deferred and accrued expenses, respectively.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Membership Owned

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed its annual review of the exchange membership owned prior to December 31, 2005, and determined there was no impairment of the exchange membership owned as of that date. The Company reviews the exchange membership owned on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

The carrying value of the exchange membership owned was $1.05 million and is included as part of other intangible assets in the accompanying statement of financial condition. The fair value of the exchange membership was approximately $3.6 million at December 31, 2005. Management determined fair value based on the price of the last NYSE seat sold during the period presented.

The NYSE plans to become a publicly traded company by way of its merger with Archipelago Holdings, Inc., which is expected to be completed during first quarter 2006. When the merger is complete, the NYSE's seat holders will become shareholders in the newly formed public corporation, NYSE Group, Inc.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2005.

Goodwill
Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed its annual review of goodwill prior to December 31, 2005, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Income Taxes
The Company is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $37.4 million at December 31, 2005.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Securities Segregated Under Federal and Other Regulations
At December 31, 2005, a U.S. Treasury bill carried at a market value of $10.0 million, and $1,000 of cash has been segregated in a special reserve account for the benefit of customers of the Company under SEC Rule 15c3-3.

3. Securities Under Agreements To Resell and Repurchase
Securities are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% to 105% of the underlying securities. Collateral is valued daily, and the Company may require counter-parties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2005, the Company had accepted collateral with a fair value of $3.91 billion that the Company is permitted by contract or custom, to sell or re-pledge, and had re-pledged $3.81 billion of that collateral.

4. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2005:

	(in thousands)
U.S government obligations	$ 277,813
Equity securities	18
	$ 277,831

5. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension plan and other employee benefits were approximately $16.3 million in 2005, all of which is included in compensation and benefits in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. Options are granted at no less than the fair market value of a share of stock on the grant date and may be either tax-qualified incentive stock options or nonqualified options. The Company accounts for stock options based on the fair-value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company's stock option expense for 2005 was approximately $0.3 million, which is also included in compensation and benefits expense in the accompanying statement of operations.

6. Transactions with Related Parties

During the year ended December 31, 2005, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2005 are:

		(in thousands)
Cash and cash equivalents	$	301
Cash segregated under Federal and other regulations		1
Securities purchased under agreements to resell		3,062,159
Secured demand note receivable from Parent		160,000
Due from related parties		604
Other assets		40,078
Securities sold under agreements to repurchase		3,062,159
Due to related parties		1,583
Lines of credit payable to related parties		937,130
Income taxes payable to Parent		25,779
Subordinated demand note payable to Parent		160,000

Amounts with related parties included in the statement of operations are:

Revenues:		
Corporate finance fees	$	2,055
Interest		118,755
Trading gains, net of losses		(30)
Underwriting fees		712
Management and investment advisory fees		152
Other		1,852
Expenses:		
Interest	$	130,214
Fees paid to related parties		44,027

The Company has a $555 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 4.47% at December 31, 2005, with interest due monthly. At December 31, 2005, the outstanding balance on this unsecured line of credit was $555 million.

The Company has a $160 million subordinated collateralized non-interest-bearing note with the Parent that matures on December 15, 2005. Under the terms of the note, the Parent provided the Company with a non-interest-bearing note, collateralized by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the NYSE, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 8), it may not be repaid. Furthermore, the Company must notify the NYSE within six months of the Company's intent to make payments. As of December 31, 2005, no such notices had been presented to the NYSE.

The Company also has a $400 million unsecured line of credit with SunTrust Bank ("STB"). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2005 was 4.10 %. Any advances and accrued interest are due the following business day. At December 31, 2005, the outstanding balance was $382.1 million.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis

points. Advances and accrued interest under the facility are due the following business day. At December 31, 2005, there were no outstanding borrowings under the facility.

7. **Commitments and Contingencies**

The Company leases certain office facilities and equipment under non-cancelable leases that expire through 2016, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

2006	$	6,047,489
2007		6,458,276
2008		6,452,857
2009		6,554,917
2010		6,410,568
Thereafter		24,529,221
Total minimum lease payments	$	56,453,328

Rental expense for the year ended December 31, 2005 was $5.1 million.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2005, and were subsequently settled had no material effect on the financial statements for the period presented.

Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any material litigation or claims against the Company.

8. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2.0% of aggregate debit balances arising from customer transactions, as defined. Additionally, the Company's minimum net capital must include an amount equal to 10% of excess market value, as defined that is subject to reverse repurchase agreements. At December 31, 2005, the Company had net capital, as defined, of $194.8 million, which was $193.3 million in excess of the required net capital.

9. **Financial Instruments with Off-Balance Sheet Risk**

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore are not reflected in trading assets or liabilities. The Company enters into various off-balance-sheet financial instruments of this nature regarding mortgage-backed to-be-announced ("TBA") securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities sold but not yet purchased and in current period earnings.

At December 31, 2005 the Company had TBA commitments totaling $185.5 million, resulting in net unrealized losses of $0.4 million.

10. Guarantees to Third Parties

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2005, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires May 12, 2010.

11. Fair Value of Financial Instruments

The Company's financial instruments are either at quoted market prices or have stated rates of interest, which approximate current market rates. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2005.

12. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows:

(in thousands)

	Current	Deferred	Total
Federal	$ 20,905	$ (7,200)	$ 13,705
State	3,588	(1,255)	2,333
	$ 24,493	$ (8,455)	$ 16,038

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	(in thousands)
Expected income tax expense at U.S. statutory rate	$ 14,579
The effect of:	
Increase due to state taxes, net of U.S. federal income tax effects	1,516
Other, net	(57)
Income tax expense	$ 16,038

SunTrust Capital Markets, Inc. **Schedule I**
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As Of December 31, 2005
($ in thousands)

Computation of Net Capital:		
Total shareholder's equity		$ 332,570
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		492,570
Deductions and/or charges:		
Nonallowable assets	$ 206,173	
Additional charges for customers' and non-customers' security accounts	188	
Aged fail-to-deliver	86	
Other deductions or charges	1,053	207,500
Net capital before haircuts on securities positions		285,070
Haircuts on securities		
Trading assets:		
U.S. government and agency obligations	19,785	
State and municipal obligations	11,938	
Stocks and warrants	55	
Corporate obligations	46,379	
Undue concentration	12,054	
Other securities	16	90,227
Net capital		194,843
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $1,000 if greater) plus 10% of excess market value, as defined, that is subject to reverse repurchase agreements		1,592
Excess net capital		$ 193,251
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		$ 192,011

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2005.

SunTrust Capital Markets, Inc. — Schedule II

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of December 31, 2005
($ in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	21,586
Customer-related fails to receive		15,345
Market value of short securities and credits in all suspense accounts over 30 calendar days		31
Total credit balances		36,962
Debit balances:		
Customer debit balances		56,640
Less 3%		(1,699)
Total debit balances		54,941
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	-
Reconciliation of amount on deposit in the "Reserve Bank Account" at December 31, 2005:		
Amount on deposit in the "Reserve Bank Account" at December 31, 2005	$	9,972

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2005.

SunTrust Capital Markets, Inc. Schedule III

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of December 31, 2005

MARKET VALUE AND THE NUMBER OF ITEMS OF:	
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
NUMBER OF ITEMS	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
NUMBER OF ITEMS	None

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SunTrust Capital Markets, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006